Exhibit 4

ADDRESS TO SHAREHOLDERS

CEO DAVID CLARKE

RINKER GROUP LIMITED AGM 2004

20 July 2004

Good morning Ladies & Gentlemen.

May I add my welcome to that of the Chairman this morning.  Thank you for making the effort to come along and join us.

I would like to talk to you about Rinker’s performance, and our major strategic priorities for the year ahead.

The Chairman has given you a quick overview of the annual results – and the first quarter results which we announced this morning.

Both the US subsidiary Rinker Materials – which accounts for almost 80% of group profit – and the Australian subsidiary Readymix performed well last year and are continuing to do so.

Rinker Materials profit before interest, tax, depreciation and amortisation - EBITDA - rose 15% in year ended March 2004 to US$591 million.  Return on funds employed – a useful measure of how we using every dollar of capital invested in the business – rose strongly to almost 18%.

This was the seventh successive year of strong growth for the US business.   This reflects :

•                  our strong market positions,

•                  our exposure in rapidly growing states with strong economies – particularly Florida and Arizona - and

•                  our commitment to a high performance culture right across the business.

Since 1998, sales have grown an average of 13% per annum compound, while EBITDA has grown 20% per annum and EBIT 21%.  You can see from the slide that the growth rate has been quite consistent over that period.

We have spent around US$1.7 billion on 29 acquisitions in the US during that time, and our growth has come both through acquisitions and from improvements in our underlying base business.

Interestingly, we have had little acquisition-related growth over the past three quarters, so the base business has been very comparable over that time.   Yet Rinker Materials growth rate has continued to be very strong:  with EBITDA up 10, 9 and 19% respectively, compared with the corresponding periods 12 months earlier.

The fourth chart on the slide shows EBITDA margins.  These have also trended upwards, from 15% in 1998 to 21 or 22% - although they have steadied in the past two years.

This is not because we believe they have plateaued, but because of the acquisition of Kiewit in September 2002 which lifted our aggregates and concrete volumes by 50% but at lower margins - and because of the more cyclical profitability of our US pipe business.

We believe that underlying margins within the base business can continue to improve, but it is not the key measure for us. Margins are secondary to shareholder value added or economic profit – in other words, the returns that we produce on the funds we have invested in the business, after capital costs. Concrete and asphalt generate lower margins than aggregates or cement but all products can add shareholder value.

This slide shows the performance of the Rinker group as a whole over the past four years – both in US and Australian dollars.  We only have four years of data for the group as a whole - including proforma data for the three years prior to the demerger.

In US$, you can see that earnings per share or EPS has grown at an average of 25% compound during that time, while sales have grown 14% compound and EBIT has grown 17%.

You can see from this slide that productivity has also improved significantly over the same period.  Net profit has grown strongly to US$22,100 per employee.

I would like to move now to the performance of the individual businesses.

As you may know, Rinker moved voluntarily to quarterly reporting earlier this year, as part of our commitment to transparent reporting to our shareholders, and to match our closest industry peers – that is, the US heavy building materials companies Florida Rock, Vulcan and Martin Marietta.

Looking at the US businesses first, they all performed well in the year to March - except concrete pipe and prestress. Prestress is a very small business, which we are progressively divesting.

Concrete pipe delivers product into 31 states and has been hit by its wider geographic exposure to many weaker US states, as well as some competitive pressures.  However, it still earned above its cost of capital last year, it remains a core business, and it is improving.

In the first quarter result this year, concrete pipe EBITDA was up 19%.

There are two main reasons: volumes picked up during the quarter, and a lot of work has been done to reduce costs.  However, higher steel prices remain a big issue for the pipe business.  Intense cost reduction initiatives during the first quarter managed to offset much of the increase in steel prices – but they remain very high and will flow through over the year.   Price increases are now underway to try and cover that.

Our major profit generator is the aggregates segment, where EBITDA last year was US$208 million – or 35% of the Rinker Materials total.

For the first quarter this year, aggregates EBITDA was up 12%.  Volumes rose 13% and were particularly strong in Arizona and Oregon.   Prices on average rose 2% - including 6% in Florida.

Looking at cement, which has operations only in Florida, EBITDA was up 9% last year, but up only 3% in the first quarter this year.

This was not unexpected, and reflects higher costs of ocean freight, power and fuel.

Cement prices to most customers went up US$5 a ton in Florida on July 1 and appear to be sticking.  Demand is very strong due mainly to production difficulties being experienced by competitors and a severe shortage of shipping, which is affecting imports.

EBITDA in the concrete, block and asphalt business went up 33% last year.

This was followed by a 42% increase in the first quarter.  Concrete volumes were particularly strong in Arizona.  Prices were up in every state.

And in Australia, Readymix EBITDA rose 21% last year in Australian dollars and 38% in the first quarter this year.

The first quarter result was up strongly due in part to heavy rains on the Australian east coast during the comparable period last year.  Prices and volumes were up in aggregates, concrete and the Humes business.

As the Chairman indicated, we now expect further growth in profit during the current year – both in Rinker Materials and Readymix.

Demand is very strong in both Florida and Arizona, in particular, and recent price increases appear to be holding in most areas. Housing remains strong in our major markets, and there are no signs of a decline - despite predictions of a slowdown due to rising interest rates.

US data for the three months March to May (the most recently available quarter) shows total construction activity up 10%.  In Florida, it is up 22% and in Arizona, up 16%.  Across the US and in both those states, the data shows non-residential or commercial construction continues to decline – but residential is up very strongly.

Yet US house inventories are at record lows – 3.3 months – compared with an average over the past 20-plus years of 7.2 months.  And mortgage rates, while trending up, are close to 30 year lows.

The Harvard Joint Centre for Housing Studies - in its latest report, out last month – has some interesting insights on the residential sector in the US, including :

•                  demand during 2003 was in line with long-run demand

•                  the Census Bureau’s new population estimates imply that household growth from 2005-2015 will be 1.1 – 2.0 million higher than what the Centre previously used

•                  if you add to this the growing demand for second homes and replacement of old stock, the number of new homes built over the next decade could reach 19.5 million units

•                  and if immigration continues at the current rate, it could easily top 19.5 million.

In short, that means almost two million homes a year for the next decade - equivalent to the strong demand levels we are currently experiencing.

As for interest rates, the Centre notes that even increases of 1% or more may not have much impact on home sales - as long as job growth and productivity gains continue.

US non-residential or commercial activity is down very significantly on its peak a decade or so ago, but there are early signs of improvement in some areas – including Orlando and Miami in Florida, and Las Vegas.

This is partly due to a recovery in tourism activity.  The latest data shows that visitor numbers in the calendar year to April are up 8% in Las Vegas.  In Florida, first quarter visitor numbers were over 22 million – up 12%.

The other segment of the US construction sector is non-building, or infrastructure.  This is important to Rinker and impacts around 20% of our revenues.

A major part of this is the federal road program.  The previous six-year, US$218 billion program, known as TEA-21, is about to be replaced.  Negotiations continue between the House of Representatives and the Senate.  The level of funding is uncertain at this stage but looks to be between US$256 and US$318 billion – that is, up anywhere from 17 to 46%.

As an Australian who has lived in the US for many years, I have to say that this system of road funding is superior to what we have here and has been a major factor in underpinning the relative stability of the construction sector in the US.

Instead of the election cycle-driven pork-barrelling and the boom and bust construction cycle we see in Australia, there is a long term consistency to funding and construction activity which helps to lessen the cyclicality in the US.  Co-operation between state and federal governments is high, there is increased certainty for the industry, priorities are agreed well ahead of time and there is well-defined progress on major transportation projects.

There is much that Australia can offer the US in terms of economic management….but this is one area where the US system is significantly more advanced than Australia.  John Anderson’s recent Auslink program is a significant improvement but the US system would be a useful model for our state and federal politicians here to review.

In Australia, the outlook is also positive.  Housing activity is starting to slow but the upswing in commercial and infrastructure activity is more than covering that and we still expect volumes overall to increase this year.

I would like to turn now to our strategic priorities this year.

To ensure that we can continue to deliver on our objective of a top quartile performance relative to our global peers, we have four strategic priorities this year:

1.               To improve our safety, occupational health and environmental performance

2.               To continue value-adding growth – mainly in the US – through investment in both acquisitions and greenfields expansion.

3.               To continue the rate of performance improvement relative to competitors, and

4.               Further operational improvement to reduce the impact of higher raw material, energy and freight costs.

First, we need to further improve our safety, occupational health and environmental performance.

The number of recordable injuries fell 20% last year but tragically, three of our people lost their lives at work in transportation related accidents.  Clearly we have much to do to attain our goal of zero recordable injuries and occupational illnesses.

It is a fundamental belief that our people should come to work and return home each day in the same condition as they arrived : ie safely and uninjured.

Another priority is to continue value-adding growth….

Last year Rinker Materials made one acquisition, in Arizona, and has made two since year end – one in Tennessee and Virginia, and one in Florida.  Readymix made five small bolt ons last year.

Acquisitions have slowed since we bought Kiewit Materials almost two years ago but growth within the group has continued at almost the same pace due to the strength of the base business.

Nonetheless, we continue to knock on doors and make calls to a multitude of potential targets – mainly smaller bolt ons. Sales of these businesses are opportunistic.  That is, you are never sure when they are going to sell because the reasons are mainly personal or family-related.

Whilst acquisitions have slowed, we are putting more funding into greenfields expansion – that is, investing in new concrete and block plants and new quarries.  These are going into high population growth regions to maintain and expand our market share.  They are low risk, high return investments.

We have suggested that we expect to maintain our development capital expenditure at around US$200 million a year on average.

Last year we invested US$94 million or $132 million in Australian dollars.  This included building seven new plants in the US and one in Australia - at Coomera on the Gold Coast.

Our third strategic priority is to continue our performance improvement relative to peers.

This requires us to continue to improve the base business, to make every new investment dollar work, to ensure we deliver what our customers want, and to continue to implement the high performance ethos across our operations.

Ours is not a soft culture.  We expect a lot from our people and not everyone can cope with that.  But overall, our people never cease to amaze me with their commitment, their enthusiasm and their ability to innovate and improve our business and serve our customers day by day.  I consider myself very fortunate to have such a dedicated and talented group of people within Rinker.

Finally, we must continue to cut costs under our operational improvement program.  Cost savings last year were around US$62 million.

This year we will have to work harder than ever to reduce the impact of heavy increases in freight, raw materials and energy costs.

In conclusion, Rinker is a little over a year old but has a history of consistent, strong performance and growth.

We have strong market positions, in some very well performing regional economies.  We have a clear future direction, and a strategy that has been proved to add value and increase the returns to you, our shareholders.

Finally, the outlook is positive for the group – both in the US and in Australia – and we look forward to delivering another year of solid growth.

Thank you for listening – and for being a shareholder in Rinker.